Exhibit 12.1

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)
Years Ended December 31,	2015	2014	2013	2012	2011

Earnings:
Income (loss) before provision for (benefit from) income taxes	$144	$755	$(136)	$(307)	$(364)
Interest expense	667	683	843	1,068	1,276
Implicit interest in rents	9	10	9	12	13
Total earnings	$820	$1,448	$716	$773	$925
Fixed charges:
Interest expense	$667	$683	$843	$1,068	$1,276
Implicit interest in rents	9	10	9	12	13
Total fixed charges	$676	$693	$852	$1,080	$1,289
Ratio of earnings to fixed charges	1.21	2.09	*	*	*

*	Earnings did not cover total fixed charges by $136 million in 2013, $307 million in 2012, and $364 million in 2011.

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